[GREENLIGHT CAPITAL LETTERHEAD]

January 18, 2005

Board of Directors
MI Developments Inc.
455 Magna Drive
Aurora, Ontario
L4G 7A9

Dear Board Member:

Since September of last year, Greenlight Capital, Inc. (“Greenlight”) has made several attempts, through meetings and the preparation of a detailed proposal, to work with MI Developments Inc. (“MID”) to develop a value-creating transaction that would benefit all MID shareholders and also advance the interests of Magna Entertainment Corp. (“MEC”) stakeholders. Regrettably, our efforts over a period of months to engage in meaningful discussions with MID have not elicited a constructive response. We are therefore compelled to requisition a meeting of the shareholders of MID to consider our proposal.

GREENLIGHT’S ATTEMPTS TO DISCUSS ALTERNATIVES

We and our financial advisors, Lazard LLC (“Lazard”), met with Mr. Frank Stronach (Chairman of MID and MEC) and Mr. Dennis Mills (Executive Vice Chairman of MEC and Director of MID) on October 13, 2004 to discuss a detailed proposal to separate MEC from MID and then to convert a free-standing MID into an income-oriented real estate investment vehicle (such trust or other vehicle, however structured, including by way of a corporation issuing income participating securities (“IPS”), is referred to as a “REIT”). Oddly enough, though John Simonetti (CEO of MID) was present in the room used for our meeting, Mr. Stronach did not invite him to join the discussion. Specific objections to our proposal were raised by Mr. Stronach, and Mr. Mills requested additional information about the REIT concept.

We promptly addressed Mr. Mills’ information request and, about a week later, provided him with a modified proposal designed to respond to the objections raised at the October 13 meeting. We also provided follow-up information in support of the REIT conversion aspect of our proposal. After waiting for three weeks for a reaction to our proposal, we were able to arrange a phone call with Mr. Mills and Mr. Tom Hodgson (Director of MID) on November 11. We were surprised to learn that they had not yet begun to analyze our proposal. They indicated that they would do so promptly and asked that we speak again in 10 to 14 days.

Beginning on November 29 (18 days later), we made repeated attempts to arrange a follow-up call with Messrs. Mills and Hodgson. After several delays related to Mr. Mills’ travel schedule, he indicated that he wished to meet us in person. A meeting was scheduled for December 15 in New York. Following two delays and subsequent cancellations of this meeting by Mr. Mills, we finally spoke with him by phone on December 16, at which time he advised us that, following a “thorough analysis”, our proposal “had fallen by the wayside.” Mr. Mills undertook to share MID’s “thorough analysis” with us. However, the “analysis” of our proposal consisted exclusively of general background material and news clippings on the subject of income trusts compiled by a parliamentary librarian in Ottawa at the request of Mr. Russ Hiebert, the federal Member of Parliament for South Surrey-White Rock-Cloverdale! Much of the material provided to us by Mr. Mills addressed whether Canada, as a matter of public policy, should foster income trust structures. Ironically, the balance of the material actually reinforced the suggestions we had made that Canadian markets are willing to reward assets in REITs with higher valuations than for the same assets when held by a corporation due to tax efficiency and attractive current yields provided by REITs.

We were astonished that a public company that regularly calls upon financial advisors for assistance would seek information in this fashion and that none of the material provided to us to explain MID’s analysis dealt at all with the specifics of our proposal.

When we were able to get Mr. Mills on the phone again on January 11 to follow up, he stated that the materials he forwarded demonstrated that a REIT structure would inhibit the “ingenuity” of the company. He seemed to express satisfaction that our modified proposal had now been considered and dismissed. We advised Mr. Mills that we didn’t see where his comments were supported in the materials. Mr. Mills did not have an answer and suggested that we have a follow up phone call with Messrs. Mills, Hodgson and Simonetti on January 13. We called Mr. Mills on January 13 and he was unavailable. Mr. Simonetti returned our call and we spoke on January 17. We asked Mr. Simonetti for his feedback, as CEO of MID, on our proposal. Surprisingly, Mr. Simonetti told us that while he had reviewed the contents of our October 13 presentation, he was unaware of our historical dialogue with Mr. Mills and was not “up-the-curve” on our proposal. Therefore, Mr. Simonetti had no feedback for us. Mr. Simonetti informed us that no one at MID had even shared with him the materials we had provided Mr. Mills as a follow-up to our October 13 meeting (which had included a modified proposal and information in support of the REIT conversion aspect of our original proposal). Mr. Simonetti’s comments throughout the conversation made it abundantly clear to us that, contrary to representations from Mr. Mills, MID had not undertaken appropriate efforts to analyze our proposal. Mr. Simonetti was unwilling or unable to communicate with Mr. Mills to get up to speed promptly. Instead, he invited us to send the materials directly to him and begin the whole process a new.

We believe that the quality of the response we have received to our proposal falls below the reasonable expectations of a shareholder. The merits of our proposal have not yet received appropriate consideration. There are hundreds of millions of dollars of value creation at stake here and every effort should be made to realize this value. To the extent there are any technical adjustments needed in our proposal, they have not been pointed out by anybody at MID and we remain committed to addressing constructively any such issues to achieve the basic goals of our proposal. In particular, our information concerning MID’s corporate structure, forecast tax position and tax attributes is not complete and is important to determining the full extent to which the value creation in certain aspects of our proposal can be realized and determining how best to structure each part of our proposal.

VALUATION CONCLUSIONS

As you may know, we are MID’s second largest shareholder, with a 9.9% ownership stake, having established our ownership position early in MID’s corporate history. Our decision to invest in MID was based on extensive research into MID’s component values. We believe that the market has historically failed by wide margins to adequately value MID as a result of the following factors: (1) a holding company discount associated with MID’s holding of MEC stock; (2) investor skepticism as to the logic of diverting MID’s stable, low risk cash flows to finance the riskier, and very different, business of MEC; (3) the market’s perception that MID’s stable cash flows and strong balance sheet will be used to subsidize MEC on terms that are unfavorable to MID shareholders, including the risk of throwing good money after bad, justified by the flawed logic that MID already has a vested interest in MEC; and (4) an inefficient tax and shareholder structure due to MID’s current status as a taxable corporation rather than a REIT. MID management’s consistent public acknowledgment of a “discount” inherent in its valuation also validates and reinforces entrenched investor skepticism regarding its structure. We would also argue, in addition to the factors referenced above, that MID’s value has been negatively impacted by MID’s current dual-class voting structure and would urge the MID Board to analyze and discuss with Mr. Stronach the potential to restructure the current voting structure in order to more accurately align voting control with economic stake in the company.

In estimating the value of MID, we employed several valuation methodologies, all of which support Greenlight’s long held view that the underlying value of MID stock is significantly greater than current market price. This valuation work, which we completed with the assistance and expertise of Lazard, included the following analyses of MID, excluding the value of its stake in MEC: i) discounted cash flow analysis of MID’s revenue derived from real estate leases; ii) an analysis based on leverage-adjusted comparable funds from operations (FFO) multiples; iii) net asset value (NAV) analysis, whereby a range of appropriate capitalization rates are applied to MID’s net operating income; and iv) a leveraged buyout (LBO) analysis based on a range of internal rates of return acceptable to financial buyers and contemplating the use of MID’s significant debt capacity.

In addition to our valuation work for MID, we also analyzed the potential value of MEC with Lazard’s assistance. In light of MEC’s inconsistent operating metrics, its value can most easily be estimated by combining the separate values allocated to the racing, real estate, and gaming components of its business (probability adjusted for potential slot legalization in the U.S.). This analysis is conservative, as it does not capture the potential for a control premium in a private transaction. Such a premium could be considerable given the significant potential interest in MEC from strategic industry buyers.

Based upon this work, and Lazard’s analysis, we have determined that MID (inclusive of its stake in MEC) conservatively has a value in excess of US$40 per share, representing a premium of at least 34% to the current stock price.

STEPS NECESSARY TO UNLOCK VALUE

The key goal of any solution is to unlock MID’s potential value by focusing on its superb core real-estate operations, while minimizing the cash deployed towards the non-core horse-racing and gaming operations of MEC. In our view, each of the following objectives must be achieved to unlock MID’s full value:

(1) Separation - effect a value-enhancing separation of the two businesses, leaving MEC with sufficient capital to operate independently of MID; and

(2) Efficient Tax and Shareholder Structure – conversion to a REIT

(1) Separation of MID and MEC

The separation of MID and MEC could be effected relatively easily through a spin-off to shareholders of the MEC investment or a divestiture of MEC to either a strategic or financial buyer. We believe that separation of MEC from MID will remove the drag on MID value in three distinct ways:

(i) by restoring MID’s exclusive focus on stable industrial and commercial properties that create a low-risk, high value-added, steady cash flow investment;

(ii) by instilling investor confidence in management and its ability to execute on its strategy for MID’s core real estate business without the distraction of MEC’s growth plans; and

(iii) by increasing MEC’s value by reducing uncertainty about its future among its public shareholder base and improving its trading liquidity.

Following a separation of the two businesses, MEC would continue to require sufficient capital to pursue its growth initiatives. Although MID has recently entered into an agreement with MEC to fund both the Gulfstream and Meadows projects, MID need not act as the principal continuing source of capital. We, in conjunction with Lazard’s advice, believe there are a number of options open to MEC to provide it with enough capital to fund operations over the next several years and to pursue business opportunities that capitalize on potential improvements in U.S. gaming regulations.

(2) Conversion to a REIT

Once separated from MEC, MID’s conversion to a REIT would promote further valuation enhancement. Shareholders would likely favor this structure as it (1) is conducive to the frequent and relatively stable distributions of operating cash flows from its underlying business in a tax efficient manner; (2) would increase the MID investor base to include traditional “income” investors that have avoided MID given both the MEC ownership and the existing tax structure; and (3) would garner significant interest within Canada given its size (MID would represent one of the largest such entities in Canada). These conclusions are even supported by the materials sent to us by Mr. Mills. The overall value creation that will result from conversion will further enhance MID’s reputation in the marketplace, which will have the tangential benefit of allowing the company better access to capital markets for its own future growth initiatives.

*****

The abandonment of the proposed buyout of MEC gave MID a fresh opportunity to consider alternatives to create shareholder value. However, our experience over the last few months has led Greenlight to conclude that MID is unwilling or unable to discuss our proposal or any other alternatives in a constructive manner. As such, Greenlight sees no alternative but to formally require that the MID Board call a shareholder meeting to consider whether MID should proceed with our proposal. We regret that this step is necessary despite our genuine and repeated efforts to work collaboratively with MID.

We believe that significant value will result from our proposal and we expect that other MID shareholders will support our efforts to achieve a market price that more accurately reflects MID’s intrinsic value. We have arranged for the delivery under separate cover to MID’s registered office of fully executed versions of the attached requisition documentation. As a result of the requisition, we trust that the MID Board will call a shareholder meeting within the statutory 21-day period. As you may be aware, if the MID Board does not call a meeting within 21 days from the date of the requisition, Greenlight is entitled by law to call the meeting. We believe that Mr. Stronach’s voting control through MID class B shares should not deter independent members of the Board from acting on our proposal.

Sincerely,

/s/ David Einhorn
David Einhorn
President

DEMAND TO CALL A SPECIAL MEETING

(Participant Letterhead)

January 18, 2005

The Depository Trust Company
55 Water Street-50th Floor
New York, NY 10041
Attn: Proxy Department

RE:	MI Developments Inc Class A shares, CUSIP 55304X104 (Participant Number 005)

Gentlemen:

We have been requested by the beneficial owner of the shares noted below to request that you cause your nominee, Cede & Co., to sign the attached written requisition pursuant to section 105 of the Business Corporations Act (Ontario) to call a special meeting of shareholders (the “Requisition”), with respect to 4,700,000 shares (Greenlight Capital, LP 604,500 shares, Greenlight Capital Offshore Ltd. 2,322,500 shares and Greenlight Capital Qualified, LP 1,773,000 shares) of the above-referenced securities credited to our DTC Participant account at January 18 2005.

In addition to acknowledging that this request is subject to the indemnification provided for in DTC Rule 6, the undersigned certifies to DTC and Cede & Co., that the information and facts regarding the identity and beneficial ownership of the shares set forth in the attached Requisition are true and correct, including the following:

1.	The number of shares credited to our DTC Participant account reflected in the Requisition are beneficially owned by our customer; and

2.	We have made no prior requests to DTC and Cede & Co., for the execution of a requisition with respect to the shares referred to in the Requisition.

Please send the Requisition via Federal Express to MI Developments, Inc, 455 Magna Drive, Aurora, Ontario, L4G 7A9 (Attn: Richard J. Crofts, Secretary — tel 905-713-6322). Our Federal Express account number is __________________.

Very truly yours, Goldman Sachs & Co. BY: (manual signature of authorized person) (Type signer’s name) (Type signer’s title)

Medallion Stamp

Cede & Co.
C/o The Depository Trust Company
55 Water Street-50th Floor
New York, NY 10041

Date January 18, 2004

MI Developments Inc.
455 Magna Drive
Aurora, Ontario
L4G 7A9

Attention: Richard J. Crofts, Secretary

Dear Sirs:

Cede & Co., the nominee of The Depository Trust Company (“DTC”), is a holder of record of shares of common stock of MI Developments Inc. (the “Company”). DTC is informed by its Participant, Goldman Sachs & Co. (the “Participant”), that on the date hereof 4,700,000 of such shares (the “Shares”) credited to Participant’s DTC account are beneficially owned by Greenlight Capital, LP (604,500 shares), Greenlight Capital Qualified, LP (1,773,000 shares) and Greenlight Capital Offshore, Ltd. (2,322,500 shares) (the “Funds”), customers of Participant.

At the request of Participant, on behalf of the Funds, Cede & Co., as a holder of record of the Shares, hereby requisitions that you call a special meeting of the shareholders of the Company pursuant to section 105 of the Business Corporations Act (Ontario) for the purposes set out in the attached requisition from the Funds and the accompanying proposals (this requisition, the requisition from the Funds and the proposals collectively constitute the “Requisition”).

While Cede & Co., is furnishing the Requisition as the shareholder of record of the Shares, it does so only at the request of Participant and only as a nominal party for the true parties in interest, the Funds. Cede & Co., has no interest in this matter other than to take those steps, which are necessary to ensure that the Funds are not denied their rights as the beneficial owners of the Shares, and Cede & Co., assumes no further responsibility in this matter.

Very truly yours, Cede & Co
Dated: January 18, 2004	BY: /s/ (Partner)

REQUISITION OF SHAREHOLDERS MEETING

TO:       The Board of Directors of MI Developments Inc. (the “Corporation” or “MID”)

The undersigned are beneficial holders of not less in aggregate than 5 per cent of the issued shares of the Corporation carrying the right to vote at a meeting of shareholders of the Corporation. The undersigned have directed The Depository Trust Company (“DTC”), the holder of record of such shares, and Goldman Sachs & Co. (“GS”), the participant in DTC through which the undersigned beneficially hold such shares to deliver instruments attached hereto which, together, with this document constitute a requisition to the directors of the Corporation, pursuant to section 105 of the Business Corporations Act (Ontario) to forthwith call a meeting of shareholders for the following purposes:

1)	to consider and, if thought advisable, to approve, with or without amendment, the attached resolution number 1 in respect of a proposed spin-off or sale of MID’s interest in Magna Entertainment Corp. (“MEC”); and

2)	to consider and, if thought advisable, to approve, with or without amendment, the attached resolution number 2 in respect of a proposed conversion of MID into an income-oriented real estate investment vehicle, such as a real estate investment trust (“REIT”); and

3)	to transact such other business as may properly come before the meeting or any adjournment thereof.

Dated January 18, 2005.	GREENLIGHT CAPITAL, LP
	By:	Greenlight Capital, LLC

	By:	/s/ David Einhorn
		Name:	David Einhorn
		Title:	Senior Managing Member

GREENLIGHT CAPITAL QUALIFIED, LP
	By:	Greenlight Capital, LLC

	By:	/s/ David Einhorn
		Name:	David Einhorn
		Title:	Senior Managing Member

GREENLIGHT CAPITAL OFFSHORE, LTD.
	By:	Greenlight Capital, Inc.

	By:	/s/ David Einhorn
		Name:	David Einhorn
		Title:	President

RESOLUTION OF THE SHAREHOLDERS OF
MI DEVELOPMENTS INC.

WHEREAS MI Developments Inc. (“MID”) has a substantial interest in Magna Entertainment Corp. (“MEC”);

AND WHEREAS MID has been considering various options for its investment in MEC;

AND WHEREAS the businesses conducted by MID and MEC are distinct and separable;

AND WHEREAS it is desirable to separate MEC from MID so that MID will be valued appropriately in the market as a real estate business;

AND WHEREAS in a press release dated September 16, 2004 MID’s Special Committee of Independent Directors announced the withdrawal of an offer for securities of MEC and a continuing review of the relationship between MEC and MID and referred to the possibility of future “potential transactions with MEC which are in the best interests of MID and all of its shareholders”;

AND WHEREAS MID has received a proposal for a potential transaction that would effect a restructuring of MID that is likely to enhance the value of the investment by public shareholders in MID, including converting MID into an income-oriented real estate investment vehicle, such as a real estate investment trust (“REIT”);

AND WHEREAS the public shareholders of MID consider that the foregoing proposal should be implemented by the Board of Directors;

NOW THEREFORE THE SHAREHOLDERS RESOLVE AS FOLLOWS:

1. Spin-off or Sale of MID’s Interest in MEC

The directors of MID be, and are hereby, directed to consider the alternatives identified below by which MID may dispose of its interest in MEC, with a view to determining the most appropriate alternative for eliminating the market value discount resulting from holding shares of MEC, and are directed to implement the same;

(a)	A distribution by MID of its entire equity interest in MEC (which consists of 58,466,056 Class B shares and 4,362,328 Class A shares as of September 21, 2004) on a pro rata basis to MID shareholders through a return of capital or share exchange, taxable at the MID corporate level; or

(b)	A private market sale by MID of its equity interest in MEC through a process of soliciting interest from strategic and financial buyers and conducting an auction to solicit formal bids, and a distribution of the proceeds on a pro rata basis to MID shareholders through a return of capital or share exchange.

2. Conversion of MID to a REIT

The directors of MID be, and are hereby, directed to consider and, if deemed feasible, select the most appropriate method to convert MID to an income-oriented real estate investment vehicle (including a trust or an income participating security (“IPS”) structure), having regard to the following factors:

(a)	MID’s cash flow generation profile,

(b)	MID’s operational jurisdictions,

(c)	MID’s tax attributes, and

(d)	recent precedents suggesting that trust assets can likely be structured so that the trust qualifies as a REIT irrespective of the composition of its unitholders.